SECURI  ION

07003242

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 35220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER:

American Century Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4500 Main Street
(No. and Street)

Kansas City	Missouri	64111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Anderson (816) 340-3050
(Area Code — Telephone No.)

Financial Operations Principal

PROCESSED
MAR 1 5 2007
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

1100 Walnut Street, Suite 3300	Kansas City	Missouri	64106
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2007
WASH, D.C.
185

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



AFFIRMATION

I, David K. Anderson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to American Century Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — Date 2/27/2007

Financial Operations Principal

Title

Debby L. Herman

Notary Public

DEBBY L. HERMAN
Notary Public, State of Missouri
Cass County
My Commission Expires
December 22, 2007

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
American Century Investment Services, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of American Century Investment Services, Inc. (the "Company") (a wholly owned subsidiary of American Century Companies, Inc.) as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2007

American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$68,464,769
Deferred sales commission	3,440,636
Prepaid expenses	1,085,981
Deferred income taxes	521,793
Income taxes receivable from ACC	42,066
Property and equipment, net	14,947
TOTAL	$73,570,192

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued administrative service reimbursements and distribution fees	$35,958,824
Accrued salaries and benefits	15,956,154
Deferred income taxes	1,626,639
Accounts payable and accrued expenses	240,435
Total liabilities	53,782,052
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value — authorized 30,000 shares outstanding 11,900 shares	11,900
Additional paid-in capital	20,270,535
Accumulated deficit	(494,295)
Total stockholder's equity	19,788,140
TOTAL	$ 73,570,192

See notes to statement of financial condition.

American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations — American Century Investment Services, Inc. (the "Company") is a registered broker-dealer and a wholly owned subsidiary of American Century Companies, Inc. ("ACC"). The Company is economically dependent upon ACC. The Company's primary purpose is the marketing and distribution of the American Century family of mutual funds.

The Company is exempt from the computation for determination of reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(1) of the Rule, since its transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies and units in a qualified tuition program under Section 529 of the Internal Revenue Code. The Company does not receive, directly or indirectly, or hold funds or securities for, or owe money or securities to, customers.

Cash and Cash Equivalents — The Company considers all liquid investments with original maturities of three months or less to be cash equivalents, which consisted of an investment in an affiliated money market mutual fund as of December 31, 2006.

Deferred Sales Commissions — Sales commissions paid to financial intermediaries in connection with the sale of shares of certain classes of funds are capitalized and amortized on a straight-line basis over various periods, none of which exceed six years. Amortization of this asset is meant to coincide with the recoverability of these costs through the retention of Rule 12b-1 distribution fees and contingent deferred sales charge assessments. Distribution fees and contingent deferred sales charges received from these classes of funds are recorded in income as earned. In addition, the contingent deferred sales charges collected by the Company from redeeming shareholders is recorded as a reduction to the deferred sales commission asset.

The Company periodically reviews the carrying amount of the deferred sales commission asset as events or changes in circumstances indicate that the assets may not be recoverable over their amortization period. There was no such adjustment to the deferred sales commission asset for 2006.

Prepaid Expenses — Items such as licensing and registration fees are deferred and amortized over a specified period, which is typically one year.

Property and Equipment — Property and equipment are recorded at cost less accumulated depreciation and are depreciated using the straight-line method over their useful lives, ranging from three to seven years.

Income Taxes — The Company is included in the consolidated tax return of ACC with other ACC subsidiaries. In accordance with the provisions of the tax sharing agreement between the Company and ACC, ACC allocates income tax expense or benefit to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss, using the statutory rate applicable to the consolidated group. These amounts are settled through intercompany transactions.

The Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis. To the extent that management believes that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is established.

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

New Accounting Pronouncements — In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 establishes a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness. Management is currently evaluating what impact the adoption of this interpretation will have on the Company's statement of financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157), which is effective for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Company believes that the adoption of SFAS 157 will not have a material effect on the Company's statement of financial condition.

2. PROPERTY AND EQUIPMENT

Property and equipment balances as of December 31, 2006, include:

Information systems and equipment	$105,330
Less accumulated depreciation and amortization	(90,383)
Property and equipment — net	$ 14,947

3. EMPLOYEE BENEFIT PLANS

Profit Sharing and 401(k) Savings Plan — Substantially all employees are covered under a Profit Sharing and 401(k) Savings plan offered by ACC or its other wholly owned subsidiaries. As of December 31, 2006, accrued plan related expenses were $3,380,119 and are included in accrued salaries and benefits.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the Company to maintain minimum net capital equal to the greater of $25,000 or 6⅔% of aggregate indebtedness. The Company had net capital, as defined, of $13,313,422 as of December 31, 2006, which was $9,727,952 in excess of its required net capital of $3,585,470. The Company's ratio of aggregate indebtedness to net capital was 4.04 to 1 as of December 31, 2006.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with Statement of Financial Accounting Standard No. 107, *Disclosures About Fair Value of Financial Instruments*, the fair value of each class of financial instruments is being disclosed. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a transaction between willing parties, other than in a forced or liquidation sale.

The Company's financial instruments include cash and cash equivalents. The estimated fair value of such financial instruments at December 31, 2006 approximate their carrying value as reflected in the statement of financial condition.

6. INCOME TAXES

As of December 31, 2006, the tax effects of temporary differences which give rise to deferred tax assets (liabilities) are as follows:

Accrued sabbatical	$ 308,030
Accrued vacation	213,763
Total deferred tax assets	521,793
Prepaid expenses	(370,594)
Deferred sales commissions	(1,255,660)
Depreciation	(385)
Total deferred tax liabilities	(1,626,639)
Net deferred income taxes	$(1,104,846)

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

February 27, 2007

To the Stockholder and Board of Directors of
American Century Investment Services, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of American Century Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 27, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Security Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END

Notes